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                            May 12, 2023

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No, 1 to
Registration Statement on Form F-1
                                                            Filed April 17,
2023
                                                            File No. 333-263602

       Dear Shaofang Weng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Cover page

   1. We note your revised disclosure in response to prior comment 2 and reissue the comment in part. Please clearly
disclose how you will refer to your subsidiaries, including your operating subsidiaries,
throughout your prospectus.
   2. We note your revised disclosures in response to prior comment 3. Please specifically disclose cash flows
that have occurred between PRC subsidiaries and other subsidiaries.
 Shaofang Weng
FirstName  LastNameShaofang
Planet Image International Ltd Weng
Comapany
May        NamePlanet Image International Ltd
     12, 2023
May 12,
Page 2 2023 Page 2
FirstName LastName
3. We note your disclosure here and elsewhere in your prospectus that on February 17, 2023,
         the China Securities Regulatory Commission (the    CSRC   )
promulgated the Trial
         Administrative Measures of Overseas Securities Offering and Listing by Domestic
         Companies, or the    Administrative Measures,    and five supporting
guidelines. As these
         Administrative Measures became effective on March 31, 2023, please disclose whether you and relevant parties to this transaction have complied with your obligations under the
         Administrative Measures. In addition, please update your risk factor disclosure on page
         33 to reflect that the Administrative Measures came into effect on March 31, 2023.
4. Consistent with your disclosure on page 6, please revise your prospectus cover page to disclose that your auditor is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis with the last inspection in September 2022.
Prospectus Summary, page 5

5. We note your revised disclosure in response to prior comment 5 that you believe that each of your PRC subsidiaries has all requisite permissions or approvals to conduct its business in the manner presently conducted and described in the prospectus, and that other than the licenses and approvals disclosed in the prospectus that your PRC subsidiaries have obtained for a domestic company in China to engage in the similar businesses, as of the date of the prospectus, neither you nor any of your PRC subsidiaries is required to obtain any permission from any PRC authorities, including, but not limited to, the Cyberspace
         Administration of China, to conduct its operations. Please expand to clarify whether your
         Hong Kong subsidiaries have all permissions or approvals required to obtained from
         Chinese authorities to operate your business and to offer the securities being registered to foreign investors.
Cash Transfer and Dividend Distributions, page 6

6. We note your revised disclosure in response to prior comment 6 cross references the risk factor titled "PRC regulations of loans and direct investment by offshores holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business" for a discussion of the restrictions and limitations on your ability to distribute earning to your Cayman Islands holding company and the investors.
         However, we are not able to find a discussion of such restrictions and limitations in such risk factor and reissue the comment in part. Please discuss here the restrictions and limitations on your ability to distribute earnings from the company, including your PRC and non-PRC subsidiaries, to the parent company and U.S. investors. We also note you disclose that subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among your Cayman Islands holding company and your subsidiaries. Please describe these contractual, legal and regulatory restrictions.
         Lastly, we note you disclose that cash transfers from your Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct
 Shaofang Weng
FirstName  LastNameShaofang
Planet Image International Ltd Weng
Comapany
May        NamePlanet Image International Ltd
     12, 2023
May 12,
Page 3 2023 Page 3
FirstName LastName
         investment. Please describe these applicable PRC laws and regulations. Dilution, page 55

7. We note your table illustrating how the net tangible asset per share is determined. Please address the following:

                Explain why the consolidated assets and liabilities included in the numerator are not consistent with the corresponding numbers on the balance sheet, on page F-3.
                Tell us the nature of the intangible asset in the amount of $2,632,149 and the corresponding line item(s) on the balance sheet.
                We note your disclosure in Capitalization, page 54 that all of your redeemable ordinary shares will be automatically converted into 14,104,236 Class A ordinary shares prior to completion of this offering. If so, tell us the basis for deducting mezzanine equity amount of $14,104,236 in the numerator and how you derived 26,315,800 of class A ordinary shares in the denominator. In addition, disclose here the conversion price of the redeemable ordinary shares and the number of Class A ordinary shares issuable upon automatic conversion of redeemable shares.
Industry Overview, page 74

8. We note industry and market data here and elsewhere has been updated. Please clarify whether the CIC Report referenced on page 72 has been updated. Please also provide an updated consent from CIC.
Legal Proceedings, page 108

9. We note your disclosure regarding the complaint filed by ML Products on November 12,
         2021 with the United States District Court for the Central District of California against
         Aster US, a subsidiary of the Company, and five other defendants. Please update your disclosure regarding the status of this litigation.
Principal Shareholders, page 132

10. Please revise your beneficial ownership table to include Mr. Quanmao Zhou, your chief financial officer.
Financial Statements
Notes to Consolidated Financial Statements
11. Mezzanine Equity, page F-24

11. We note your disclosure on page 54 indicate automatic conversion of all of redeemable ordinary shares into 14,104,236 Class A ordinary shares immediately prior to the completion of this offering. Please expand to describe any provisions and features in your governing documents related to the automatic conversion of your redeemable ordinary
 Shaofang Weng
Planet Image International Ltd
May 12, 2023
Page 4
      shares into shares of your Class A common stock, describe circumstances or events in which the conversion of redeemable shares is mandatory or optional, conversion price and explain how the number of Class A ordinary shares is determined upon conversion of the redeemable shares.

General

12. Please clarify whether the references to "PRC subsidiaries" throughout your prospectus include or exclude your Hong Kong subsidiaries. If such references are intended to exclude your Hong Kong subsidiaries, please revise your disclosure throughout to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. For instance, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiaries at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. In addition, discuss any commensurate laws and regulations in Hong Kong, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations.
13.   We note you disclose that your operating subsidiaries    European
customers are from a
      large number of different countries, including Russia. To the extent material, please
      describe the direct or indirect impact of Russia   s invasion of Ukraine
on your business
      and disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global
      disruption from, Russia   s invasion of Ukraine.
       You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameShaofang Weng
                                                             Division of
Corporation Finance
Comapany NamePlanet Image International Ltd
                                                             Office of Energy &
Transportation
May 12, 2023 Page 4
cc:       Cindy Li, Esq.
FirstName LastName